SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 AMENDMENT NO. 7
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Frisch's Restaurants, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)



                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                    358748101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                              Gary P. Kreider, Esq.
                           Keating, Muething & Klekamp
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                 August 15, 1997
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[ ].

 CUSIP NO. 358748101                   13D            PAGE   2   OF  4    PAGES
--------------------------------------------------------------------------------

 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Mr. Jerry L. Ruyan -- ###-##-####

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [X]
                                                                    (b)

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           PF
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                               [ ]

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen
------- ------------------------------------------------------------------------
                        7      SOLE VOTING POWER
       NUMBER OF
        SHARES                       -0-
     BENEFICIALLY      ---------------------------------------------------------
       OWNED BY         8      SHARED VOTING POWER
         EACH
       REPORTING                    435,698
      PERSON WITH      ---------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                                   363,109
                       ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               435,698
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 358748101                      13D           PAGE   3  OF  4    PAGES
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Barry S. Nussbaum -- ###-##-####
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [X]
                                                                     (b)

--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

       NUMBER OF                     -0-
        SHARES        ----------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY
         EACH                       435,698
       REPORTING      ----------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                                      72,589
                      ----------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               435,698
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 7 to Schedule 13D is filed solely to amend Item 4.

ITEM 4.     PURPOSE OF TRANSACTION.

     On August 15, 1997, Frisch's announced the result of its tender offer. Through the offer, Messrs. Ruyan and Nussbaum sold 188,534 shares of Common Stock of Frisch's to Frisch's at $15 per share.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     Mr. Ruyan sold 157,123 and Mr. Nussbaum 31,411 shares of Frisch's Common Stock to Frisch's in response to a tender offer made by Frisch's. On August 15, 1997, Frisch's announced the results of the tender offer pursuant to which the number of shares sold by Messrs. Ruyan and Nussbaum were established. As a result, their percentage ownership has decreased to 7.3% with their holdings as set forth on the cover pages.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




Dated:  August 18, 1997                   *
                                           -------------------------------------
                                           Jerry L. Ruyan



                                          *
                                           -------------------------------------
                                           Barry S. Nussbaum



                                        *By:   /s/Gary P. Kreider
                                            ------------------------------------
                                             Gary P. Kreider
                                             Attorney-in-Fact